(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 001-14195

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant:

American Tower Corporation

Former Name if Applicable:

Not applicable

Address of Principal Executive Office (Street and Number):

116 Huntington Avenue

City, State and Zip Code:

Boston, Massachusetts 02116

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

American Tower Corporation (the “Company”) will delay the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 in order to allow the Company additional time to complete the review of its historical stock option granting practices and related accounting, as discussed below. The Company does not currently expect that it will be able to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25. The Company plans to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 as soon as practicable once conclusions are reached regarding the impact of the stock option review on the Company’s financial statements.

As previously announced on May 19, 2006, the Company’s Board of Directors has appointed a special committee of independent directors to conduct a review of the Company’s historical stock option granting practices and related accounting. The special committee is being assisted by independent legal counsel and forensic auditors. On July 28, 2006, the Company announced that the special committee had reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain stock option grants likely differ from the recorded grant dates of such awards and that, as a result, the Company may need to record additional non-cash charges for stock-based compensation expense relating to these option grants. On August 7, 2006, the Company announced that, while the investigation by the special committee is not yet complete, the Company has determined that a restatement of its previously issued financial statements is likely.

As the stock option review is not yet complete, the Company has not yet determined the aggregate amount of additional non-cash charges for stock-based compensation expense, nor has it determined the amount of such expense to be recorded in any specific prior period or in any future period. The Company has also not yet determined the impact of any related tax consequences. Accordingly, until conclusions are reached regarding the impact of the stock option review on the Company’s financial statements, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bradley E. Singer, Chief Financial Officer and Treasurer	(617) 375-7500

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

*	The Company has not checked either box because, as set forth above, the stock option review is not yet complete and the Company has not yet determined the impact on the Company’s financial statements.

American Tower Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2006	By:	/s/ Bradley E. Singer
Bradley E. Singer
Chief Financial Officer and Treasurer